FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2007

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                                                                                                                                                     82-           N/A
EXPLANATORY NOTE
In the press release entitled “Suntech Reports Fourth Quarter and Full Year 2006 Financial Results” issued on March 12, 2007 (Exhibit 99.1 hereof), the diluted income per ADS was shown as $0.30. That number should have read $0.26. In the financial tables at the end of the press release the correct diluted income per ADS was reported. This discrepancy in the text of the press release was a typographical error and does not affect any other numbers in the press release.

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Page

Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: March 12, 2007

Exhibit 99.1
Suntech Reports Fourth Quarter and Full Year 2006 Financial Results
Wuxi, China, March 12, 2007 — Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s leading manufacturers of photovoltaic (PV) cells and modules, today announced fourth quarter and full year 2006 financial results.
Fourth Quarter and Full Year 2006 Highlights
•	Fourth quarter 2006 total net revenues went up 144.8% year-over-year to $217.9 million. Non-GAAP[1] Suntech Group net income attributable to holders ofordinary shares grew 101.4% year-over-year to $35.5 million, or $0.23 per non-GAAP diluted American Depository Share (ADS). Each ADS represents one ordinary share.

•	Fourth quarter 2006 production output was 55.3MW; full year 2006 production output was 160.1MW, representing 136.5% year-over-year growth.

•	Full year 2006 total net revenues went up 165.0% year-over-year to $598.9 million. Suntech Group net income attributable to holders of ordinary shares grew 275.6% year-over-year to $106.0 million, or $0.68 per diluted ADS.

•	Annual capacity grew from 150MW at the end of 2005 to 270MW at the end of 2006, representing an increase of 80%.
“We exceeded our initial fourth quarter output and revenue guidance for our core business as we increased our sales of PV modules, achieved sequential average selling price increases throughout 2006 and ramped up recently installed production lines ahead of schedule,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “Our operations are the healthiest they have been since our IPO as our low cost per watt strategy combined with our strong technology capabilities, expanding sales network and successful silicon procurement keep us on track to achieve industry leading growth.”
“During the quarter, we cemented our silicon supply for 2007 and beyond by signing additional long term, fixed price silicon supply agreements. In fact, we have secured

[1]	All non-GAAP measures exclude share-based compensation expenses and the amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation as of August 11, 2006. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information below.

more silicon than we require to meet our upwardly revised projected 2007 PV cell and module output target,” said Dr. Shi. “This ability to secure silicon, despite the global shortage, is one of the key reasons we have been able to increase our 2007 production output target from 250 megawatts to 280 megawatts and our year-end capacity target from 390 megawatts to 420 megawatts.”
Commenting on Suntech’s international sales development, Dr. Shi said, “In the fourth quarter, we continued to diversify our sales geographically and extended the reach of our global network. In addition to partnering with SunEdison, we continued to build momentum in the U.S. market and our current pipeline indicates that we will be able to more than triple our sales to this region in 2007. With the integration of MSK’s sales network and the establishment of Suntech Europe, we have set the foundation to further expand our selling channels in key European markets such as Spain.”
Recent Business Highlights
•	In February 2007, Suntech closed an offering of $500 million convertible senior notes, more than 60% above the original offering size. Suntech plans to use the net proceeds to expand production capacity, procure raw materials, repay a bridge loan related to the MSK acquisition and for other corporate purposes.

•	Multi-year silicon supply agreements were entered into with REC, Comtec and Sunlight Group in the fourth quarter of 2006. Combined with existing agreements with MEMC and several leading China-based silicon suppliers, Suntech expects over two-thirds of silicon supply in 2007 needed for its projected output will come from long-term silicon supply agreements, which will ramp up over the year and have average wafer costs measurably below 2006 wafer purchase prices.

•	After winning the contract to supply over 23MW of solar modules to the world’s largest solar farm in Spain, Suntech continued to achieve steady sales wins in Spain. In the fourth quarter of 2006, Suntech sales to Spain increased four-fold above the nearly 10% of total revenues in the first nine months of 2006 and it is currently expected that it will grow to be approximately 20% of total revenues in 2007.

•	In February 2007, Suntech made the strategic decision to halt MSK’s module production activities in Japan and initiated immediate actions to focus MSK on its three strategic goals. MSK will concentrate efforts on BIPV product development and expanding BIPV sales into key geographies beyond Japan, growing Japan-based sales and utilizing MSK’s sales organization to expand Suntech’s customer base.

•	Suntech recently entered into multiple sales agreements with Conergy AG, a leading global solar system integrator, to supply PV modules with a value of approximately $270 million in 2007.

•	Suntech established Suntech Europe in January as part of a natural evolution to expand its customer base as well as to deepen the service and support offered to its customers in Europe, the Middle East and Africa (EMEA). The headquarters for Suntech Europe will be in London with sales offices expected to be opened in key cities in the region commencing in 2007.

•	Suntech recently joined the Global Roundtable on Climate Change (GROCC) to raise the profile of solar energy and encourage governments worldwide to develop effective policies on climate change.
Fourth Quarter 2006 Group Results
Income Statement Summary (In millions, except for per ADS data)

	Suntech Group	Suntech Group	Suntech Non-GAAP
	GAAP	Non-GAAP	Excluding MSK
Net revenues	$217.9	$217.9	$190.3
Gross profit	48.5	49.1	49.9
Income from operations	29.7	34.2	38.6
Net income	31.4	35.5	37.8
Net income per diluted ADS	$0.20	$0.23	$0.24
Suntech Group Results for the Fourth Quarter of 2006 Excluding MSK
Suntech Group’s net revenues excluding MSK for the fourth quarter of 2006 were $190.3 million, representing an increase of 28.2% sequentially and 113.8% year-over-year. Excluding MSK, Suntech recorded a non-GAAP gross profit of $49.9 million, representing an increase of 29.2% over the third quarter of 2006 and 100.8% over the fourth quarter of 2005. Non-GAAP gross margin excluding MSK, for the fourth quarter of 2006 was 26.2%, compared with 26.0% in the third quarter of 2006 and 27.9% in the fourth quarter of 2005. Gross margins excluding MSK in the fourth quarter 2006 increased slightly from the previous quarter. Excluding MSK, Suntech’s non-GAAP income from operations for the fourth quarter of 2006 was $38.6 million and the operating margin for the quarter was 20.3%, compared with 21.3% in the third quarter of 2006 and 22.0% in the fourth quarter of 2005. The primary reasons for the higher operating expenses in the fourth quarter of 2006 were additional accounting expenses and bank fees due to the shift in sales to Letter of Credit-based payments and a foreign exchange mark-to-market loss. Excluding MSK, non-GAAP net income attributable to holders of ordinary shares for the fourth quarter of 2006 was $37.8 million, or $0.24 per non-GAAP diluted ADS.

Breakdown of Fourth Quarter 2006 Net Revenues (Excluding MSK)

			Growth vs. Q4	Growth vs. Q3
	Q4 2006	% of Q4 2006	2005	2006
	(in millions)	Net Revenues	%	%
PV Cells	$9.5	5.0	(70.1)	(76.2)
Standard PV Modules	180.4	94.8	218.3	67.2
PV System Integration, BIPV and Others	0.4	0.2	(27.0)	(40.1)
Total	$190.3	100%	113.8%	28.2%
Suntech excluding MSK shipped 48.7MW of PV cells and modules during the fourth quarter of 2006; average sales prices for PV modules were $3.91 per watt compared with $3.86 per watt in the third quarter of 2006 and $3.49 in the fourth quarter of 2005. In the fourth quarter of 2006, Suntech strategically moved towards selling a higher percentage of PV modules than PV cells to capture the incremental revenue and reduce PV cell sales to module making competitors. This was made possible by the increased silicon wafer supply, which reduced Suntech’s need to rely on wafer exchange or tolling agreements.
Suntech Group Consolidated Results for the Fourth Quarter of 2006 Including MSK
Suntech Group’s non-GAAP gross profit for the fourth quarter of 2006 was $49.1 million and the non-GAAP gross margin was 22.5%. Non-GAAP income from operations for the fourth quarter of 2006 was $34.2 million and the non-GAAP operating margin was 15.7%.
Capital expenditures, which were primarily related to production capacity expansion, were $15.3 million in the fourth quarter of 2006. Depreciation and amortization expenses in the fourth quarter of 2006 were $4.9 million.
Suntech Group Consolidated Results for the Full Year 2006 Including MSK
Suntech Group’s net revenues for the full year 2006 were $598.9 million, an increase of 165.0% year-over-year. For the full year 2006, Suntech Group derived approximately 20.8% of total net revenues from sales of PV cells and 78.8% from PV modules.
Gross profit for the full year 2006 was $148.9 million, an increase of 117.2% over the full year 2005. Gross margin decreased to 24.9% in 2006 from 30.3% in 2005. Suntech Group’s income from operations for the full year 2006 was $103.2 million, an increase of 142.0% year-over-year. Operating margin was 17.2% in 2006, down from 18.9% in 2005. Net income attributable to holders of ordinary shares for the full year 2006 was $106.0 million, an increase of 275.6% from 2005. Diluted income per ADS was $0.68 in 2006, compared to $0.30 in 2005.
Capital expenditures were $52.3 million in the full year 2006. Depreciation and amortization expenses in the full year 2006 were $11.9 million.
As of December 31, 2006, Suntech had cash and cash equivalents of $225.5 million compared with $314.2 million at the end of the third quarter of 2006. Short term debt rose to $288.2 million at the end of the fourth quarter of 2006 from $221.7 million at the end of the third quarter of 2006, primarily as a result of continuous leverage of banking facility to support expanding production scale and capital expenditures and cash flow management needs related to PRC foreign currency controls.
March Analyst Day
Suntech will host an Analyst and Investor Day in Hong Kong on Monday, March 26, 2007. The event will address all key aspects of Suntech’s operations and vision to become the globally leading pure-play producer of solar energy products. For more information, please contact The Piacente Group at +1 212-481-2050 or via email at suntech@tpg-ir.com.
Outlook for First Quarter and Full Year 2007
Based on current operating and other conditions, Suntech expects its first quarter 2007 total production output, including contribution from MSK, to be in the estimated range of 60MW to 62MW and its total net revenues to be in the estimated range of $220 million to $228 million.
As the Company will have carryover spot market priced silicon supply from 2006 and as its silicon supply from its long term supply contracts will not become a majority of its silicon supply until the second quarter of 2007, the Company will likely have a slight decline in the gross margin in its core business in the first quarter of 2007 with stabilization and improvement expected in the gross margin of its core business thereafter.
Such guidance takes into account the assumption that Suntech’s total PV cell production capacity will remain constant at 270MW until the second quarter of 2007 when additional capacity is expected to become operational. In addition, the first quarter 2007 guidance also takes into account the shorter month of February and the Chinese New Year holiday.
Suntech has increased its total PV cell production output target for 2007 from 250MW to 280MW. This target takes into account third party PV cell purchases originally contracted by MSK. Suntech has also raised its expected 2007 year end PV cell production capacity target from 390MW to 420MW.
Suntech expects capital expenditures for the full year 2007 to be in the estimated range of $80 to $100 million.
Given the accelerated integration between Suntech and MSK’s business operations, Suntech will not continue to report separate results or give separate guidance for MSK in the future.
Conference Call Information
Suntech’s earnings announcement conference call will take place on March 12, 2007 at 8:00a.m., Eastern Time, which corresponds to March 12, 2007 at 8:00p.m., Beijing/Hong Kong time. To access the conference call, please dial +1-617-614-3523 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call.
A live and archived webcast of the conference call will be available on the Investors section of Suntech’s website at www.suntech-power.com.
A replay of the conference call will be available until March 26, 2007 by dialing +1-617-801-6888 (passcode: 99523904).
About Suntech
Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by both production output and capacity of solar cells and modules. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech’s majority-owned subsidiary, MSK Corporation is a pioneer within the higher value-added building-integrated photovoltaics (BIPV) space. Suntech’s customers are located in various markets worldwide, including key markets throughout Europe, Japan, China and the United States. For more information, please visit http://www.suntech-power.com
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In particular, the projected first quarter and fiscal year 2007 data, regarding production output, total net revenues and consolidated net income, core business gross margin, the business outlook and quotations from management in this announcement, statements regarding Suntech’s beliefs and expectations about integrating the business and operations of MSK Corporation and the resulting synergies and benefits, as well as Suntech’s strategic and operational plans, are forward-looking statements. Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation and the purchase price allocation effect related to the MSK Corporation acquisition. Management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Suntech’s core business across different reporting periods on a consistent basis, independently of stock-based compensation expenses and the purchase price allocation effect related to the MSK acquisition. Thus, the non-GAAP financial measures provide investors with another method for assessing Suntech’s operating results in a manner that is focused on the performance of its ongoing operations. Management also uses these non-GAAP measures internally to make an apples-to-apples comparison of the business and financial performances of current and historical results, for strategic decision making, forecasting future results and evaluating the Company’s current performance. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release and which shall be read together with the preceding financial statements prepared under GAAP.
For more information, please contact:
Steven Chan
VP of Business Development
Suntech Power Holdings Co., Ltd.
Tel: +86-510-8531-8910

Email: ir@suntech-power.com
In the United States:
E.E. Wang
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com
In China:
Rory Macpherson
Ogilvy Public Relations Worldwide
Tel: +86-10-8520-6553
Email: rory.macpherson@ogilvy.com
Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheet as of December 31, 2006 and consolidated income statement for the year then ended are derived from Suntech’s unaudited consolidated financial statements. The condensed consolidated balance sheet as of December 31, 2005 and consolidated income statement for the year then ended are derived from Suntech’s audited consolidated financial statements. The condensed income statement of reportable segments is also unaudited.

SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	Suntech Group Consolidated	Suntech Group Consolidated
	December 31,	December 31,
	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	359,324	225,530
Restricted cash	7,997	78,855
Inventories	40,428	200,292
Accounts receivable	1,660	98,855
Value-added tax recoverable	339	26,218
Advances to suppliers	24,001	79,391
Other current assets	2,730	6,525

Total current assets	436,479	715,666

Property, plant and equipment, net	39,718	113,750
Intangible assets, net	2,923	75,751
Goodwill	135	28,551
Investments in affiliates	1,059	2,950
Long-term prepavments	—	132,314
Long-term loan to a supplier	—	22,246
Other non-current assets	1,350	6,727

TOTAL ASSETS	481,664	1,097,955

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	52,193	288,184
Accounts payable	3,522	40,542
Other current liabilities	16,261	28,096

Total current liabilities	71,976	356,822

Long-term bank borrowings	3,717	19,657
Accrued warranty costs	2,619	8,846
Other long-term liabilities	—	41,625

Total liabilities	78,312	426,950

Minority interest	1,429	18,542

Total shareholders’ equity	401,923	652,463

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	481,664	1,097,955

SUNTECH POWER HOLDINGS CO., LTD.

(In $’000, except share, per share, and per ADS data)
SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT (*)
(In $’000, except share, per share, and per ADS data)

	For the year ended December 31
	2005	2006
	Suntech Group	Suntech Group
	Consolidated	Consolidated

Net revenues	226,000	598,870
Total cost of revenues	157,438	449,982

Gross profit	68,562	148,888

Operating expenses
Selling expenses	3,667	9,010
General and administrative expenses	18,874	28,274
Research and development expenses	3,358	8,375

Total operation expenses	25,899	45,659

Income from operations	42,663	103,229
Interest expenses	(7,907)	(6,293)
Interest income	296	11,772
Other income (expense)	(758)	2,060

Income before income taxes	34,294	110,768
Tax provision	(3,753)	(7,188)

Net income after taxes before minority interest and equity in earnings of affiliates	30,541	103,580
Minority interest	(34)	1,410
Equity in (loss) earnings of affiliates	121	1,012

Net income	30,628	106,002
Deemed dividend on Series A redeemable convertible preferred shares	2,406	—

Net income attributable to holders of ordinary shares	28,222	106,002

Net income per share and per ADS:

- Basic	0.31	0.71
- Diluted	0.26	0.68

Shares used in computation:
- Basic	92,047,507	148,697,962
- Diluted	116,825,138	156,106,345

(*)	Purchase price allocation is preliminary and will be finalized by the end of August 2007 as MSK is currently still under the transition period and MSK’s assets and liabilities’ fair value as well as purchase price allocation may be adjusted during the period.

SUNTECH POWER HOLDINGS CO., LTD.
(In $’000, except share, per share, and per ADS data)

Consolidated in USD

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT (*)
(In $’000, except share, per share, and per ADS data)

	Suntech Group	Suntech Group	Suntech Group
	Consolidated	Consolidated	Consolidated
	2005	2006	2006
	Q4	Q3	Q4

Net revenues	88,989	162,969	217,859
Total cost of revenues	65,407	125,742	169,372

Gross profit	23,582	37,227	48,487

Operating expenses
Selling expenses	946	2,889	3,564
General and administrative expenses	8,008	7,050	11,569
Research and development expenses	2,084	2,038	3,626
Total operation expenses	11,038	11,977	18,759

Income from operations	12,544	25,250	29,728
Interest expenses	(773)	(1,869)	(2,390)
Interest income	174	4,119	3,152
Other income (expense)	(105)	1,707	1,546

Income before income taxes	11,840	29,207	32,036
Tax provision	(1,500)	(1,617)	(1,830)

Net income after taxes before minority interest and equity in earnings of affiliates	10,340	27,590	30,206
Minority interest	(29)	301	1,123
Equity in (loss) earnings of affiliates	244	838	88

Net income	10,555	28,729	31,417
Deemed dividend on Series A redeemable convertible preferred shares	784	—	—

Net income attributable to holders of ordinary shares	9,771	28,729	31,417

Net income per share and per ADS:

— Basic	0.10	0.19	0.21
— Diluted	0.08	0.19	0.20

Shares used in computation:
— Basic	98,123,263	148,324,230	149,790,714
— Diluted	132,872,299	154,930,224	156,312,894

(*)	Purchase price allocation is preliminary and will be finalized by the end of August 2007 as MSK is currently still under the transition period and MSK’s assets and liabilities’ fair value as well as purchase price allocation may be adjusted during the period.

SUNTECH POWER HOLDINGS CO., LTD.
CONSDENSED INCOME STATEMENT OF REPORTABLE SEGMENTS (*)
(In $’000)

		MSK
		Corporation
		Excluding	Effect of
	Suntech Group	Effect of	Purchase
	Excluding MSK	Purchase Price	Price	Suntech Group
	Corporation	Allocation	Allocation	Consolidated

	2006	2006	2006	2006
	Q4	Q4	Q4	Q4

Net revenues	190,281	27,711	—	217,859
Total cost of revenues	140,774	28,468	255	169,372

Gross profit	49,507	(757)	(255)	48,487

Operating expenses
Selling expenses	2,954	610	—	3,564
General and administrative expenses	8,851	2,252	466	11,569
Research and development expenses	2,845	781	—	3,626
Total operation expenses	14,650	3,643	466	18,759

Income from operations	34,857	(4,400)	(721)	29,728

Interest expenses	(1,946)	(431)	(12)	(2,390)
Interest income	3,033	119	—	3,152
Other income (expense)	199	1,248	98	1,546

Income before income taxes	36,143	(3,464)	(635)	32,036
Tax provision	(2,128)	(3)	301	(1,830)

Net income after taxes before minority interest and equity in earnings of affiliates	34,015	(3,467)	(334)	30,206
Minority interest	(25)	1,148	—	1,123
Equity in (loss) earnings of affiliates	88	—	—	88

Net income	34,078	(2,319)	(334)	31,417

(*)	Purchase price allocation is preliminary and will be finalized by the end of August 2007 as MSK is currently still under the transition period and MSK’s assets and liabilities’ fair value as well as purchase price allocation may be adjusted during the period.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $ millions, except margin data, per share and per ADS data, unaudited)

	Three months ended December 31, 2005
	Suntech Group GAAP Results	Share-based Compensation	Effect of Purchase Price Allocation	Suntech Group Non- GAAP Results
Gross profit	23.6	1.2	—	24.8
Gross margin	26.5%			27.9%

Income from operations	12.5	7.1	—	19.6
Income from operations margin	14.1%			22.0%

Net income attributable to holders of ordinary shares	9.8	7.1	—	16.8
Net income margin	11.0%			18.9%

Net income per share and per ADS
—Basic	0.10			0.17
—Diluted	0.08			0.13

	Three months ended September 30, 2006
	Suntech Group GAAP Results	Share-based Compensation	Effect of Purchase Price Allocation	Suntech Group Non- GAAP Results	MSK Results	Suntech Group Excluding MSK Non-GAAP Results

Gross profit	37.2	0.3	0.5	38.0	0.6	38.6
Gross margin	22.8%			23.3%		26.0%

Income from operations	25.3	3.5	1.0	29.8	1.8	31.6
Income from operations margin	15.5%			18.3%		21.3%

Net income attributable to holders of ordinary shares	28.7	3.5	0.6	32.8	0.5	33.3
Net income margin	17.6%			20.1%		22.4%

Net income per share and per ADS
—Basic	0.19			0.22		0.22
—Diluted	0.19			0.21		0.22

	Three months ended December 31, 2006
	Suntech Group GAAP Results	Share-based Compensation	Effect of Purchase Price Allocation	Suntech Group Non- GAAP Results	MSK Results	Suntech Group Excluding MSK Non-GAAP Results
Gross profit	48.5	0.4	0.3	49.1	0.8	49.9
Gross margin	22.3%			22.5%		26.2%

Income from operations	29.7	3.8	0.7	34.2	4.4	38.6
Income from operations margin	13.6%			15.7%		20.3%

Net income attributable to holders of ordinary shares	31.4	3.8	0.3	35.5	2.3	37.8
Net income margin	14.4%			16.3%		19.9%

Net income per share and per ADS
—Basic	0.21			0.24		0.25
—Diluted	0.20			0.23		0.24

(*)	The adjustment is for share-based compensation and amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation.